CORRESPONDENCE

[Letterhead of Polsinelli PC]

December 13, 2013

VIA EDGAR

Mr. Jeffrey P. Riedler, Esq.
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Re:	BioScrip, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 15, 2013
File No. 000-28740

Dear Mr. Riedler:

We refer to the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Annual Report”) filed on March 15, 2013 by BioScrip, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”). By letter dated December 4, 2013 (the “Comment Letter”), the staff of the Commission (the “Staff”) provided comments relating to the Annual Report. On behalf of the Company, and in connection with the Company’s concurrent filing via EDGAR of Amendment number 1 to the Annual Report (“Amendment No. 1”), we are hereby providing the Company’s responses to the Comment Letter.

The Staff’s comments included in the Comment Letter, together with the Company’s responses, are set forth below. The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

Mr. Jeffrey P. Riedler, Esq.
U.S. Securities and Exchange Commission
December 13, 2013

Item 1. Business
Diversified Payor Base, page 5

1.
We note your disclosure that one payor accounted for 18% of consolidated revenue during the year ended December 31, 2012. Please revise your disclosure to identify this entity as required by Item 101(c)(vii) of Regulation S-K.

The Company has amended the Annual Report to revise the Company’s disclosure to identify UnitedHealthcare as the one payor that accounted for 18% of consolidated revenue during the year ended December 31, 2012, as required by Item 101(c)(vii) of Regulation S-K. We kindly refer you to page 5 of Amendment No. 1.

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K, page 96

2.
Please file your Employment Letter Agreement and Severance Agreement with David Evans and your Employment Letter Agreement with Vito Ponzio, Jr. as exhibits pursuant to Item 601(10)(b)(iii)(A) of Regulation S-K. Please also revise your exhibit index to incorporate by reference your Engagement Letter with Hai Tran.

The Company has amended the Annual Report to file the Company’s Employment Letter Agreement and Severance Agreement with David Evans and the Company’s Employment Letter Agreement with Vito Ponzio, Jr. as exhibits pursuant to Item 601(10)(b)(iii)(A) of Regulation S-K. In addition, the Company has amended the Annual Report to revise the exhibit index to incorporate by reference the Company’s Engagement Letter with Hai Tran. We kindly refer you to page 98 of Amendment No. 1 and Exhibits 10.22, 10.23, 10.24, 10.25 and 10.26 to Amendment No. 1.

Signatures, page 102

3.	Please amend your Form 10-K to include the signature of your principal accounting officer, Patricia Bogusz, as required by General Instruction D(2) to Form 10-K.

The Company has amended the Annual Report to include the signature of the Company’s principal accounting officer, Patricia Bogusz, as required by General Instruction D(2) to Form 10-K. We kindly refer you to page 102 of Amendment No. 1.

* * * * *

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeffrey P. Riedler, Esq.
U.S. Securities and Exchange Commission
December 13, 2013

We trust that the information provided in this letter addresses the Staff’s comments included in the Comment Letter. If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (312) 463-6311 or Eric S. Wu at (816) 572-4580.

Very truly yours,

POLSINELLI PC

By: /s/ Donald E. Figliulo
Donald E. Figliulo

cc:	Kimberlee C. Seah, Esq.
Senior Vice President, Secretary and General Counsel
BioScrip, Inc.